Filed by Placer Sierra Bancshares

(Commission File Number 000-50652)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities and Exchange Act of

1934, as amended

Subject Company: Southwest Community Bancorp (Commission File Number: 000-50545)

PLACER SIERRA BANCSHARES, #11054285

Fourth Quarter Conference

February 16, 2006 at 8:00 a.m., PST

Financial Relations Board

Chairperson: Tony Rossi

Operator	Ladies and gentlemen, thank you for standing by and welcome to the Placer Sierra BancShares conference call. At this time all participants are in a listen-only mode. Following today’s presentation instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference, please press the star key followed by the zero. As a reminder, this conference is being recorded today, Thursday, February 16, 2006.

I would now like to turn our conference over to Mr. Tony Rossi with Financial Relations. Please go ahead, sir.

T. Rossi	Thank you, operator. Good morning, everyone, and thank you for joining us to discuss Placer Sierra BancShares’ merger with Southwest Community Bancorp.

With us today from Placer Sierra BancShares are Ron Bachli, Chairman and Chief Executive Officer, and Dave Houston, Chief Financial Officer. From Southwest Community Bancorp, Chief Executive Officer, Frank Mercardante.

Management will provide an overview of the merger and then open up the call to questions. A slide presentation that addresses the merger is available on the investor relations section of the company’s website at www.placersierrabancshares.com. If you have not done so already, please log onto the webcast in order to view the slides.

During the course of the conference call management may make forward-looking statements with respect to the financial condition, results of operations and business of Placer Sierra BancShares. This includes statements that relate to or are dependent on estimates or assumptions relating to the impact of the merger with Southwest Community Bancorp on Placer Sierra Bancshares’ operation. These forward-looking statements may involve certain risks and uncertainties, many of which are beyond the company’s control.

Factors that may cause actual results to differ materially from those in the forward-looking statements are included in the company’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the day they are made and Placer Sierra Bancshares does not undertake any obligation to update forward-looking statements to reflect

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circumstances or events that occur after the date the forward-looking statements were made. At this point I’d like to turn the call over to Ron Bachli. Ron?

R. Bachli	Thank you for joining us to discuss the acquisition of Southwest Community Bancorp. If you will proceed to Slide 4 we will review the summary of the transaction.

The total transaction is valued at $175 million which equates to $38.97 per share of common stock. This will be an all stock transaction. We expect the acquisition to close by June 30 following regulatory approval and approval of both companies’ shareholders.

On Slide 5 you will see transaction multiples. We apologize. Actually there is an error so the numbers that I’m going to give you are the correct numbers, not the numbers on the slide. The per share price represents just under 21 times the trailing 12 month earnings at Southwest. This is also 354% of tangible book value and 26.7% of their total assets.

Turning to Slide 6, I’d like to give you an overview of the Southwest Bancorp. They have nine full service branches located in San Diego, Orange and San Bernardino Counties. They also have SBA loan production offices in Illinois, Utah and Virginia. They have built a strong presence in the remittance or lock box processing arena which has allowed the company to generate a high level of non-interest bearing deposits.

On the lending side they have a very strong SBA business and have been San Diego County’s largest SBA lender since the year 2000.

They have done an excellent job in growing their franchise over the past five years and over that time period they have grown their total deposit at a compounded annual rate of 50% and their loans at a compounded annual rate of 37%. They have excellent credit quality with non-performing loans representing just 16 basis points of total assets at the end of 2005.

Finally, they generate strong returns on both average equity and average assets.

Moving to Slide 7 we can discuss a few of our reasons for making this transaction. First, it expands our regional presence into Southern California and extends our footprint into both the high growth Inland Empire as well as San Diego County for the first time. We have added a low cost deposit base with Southwest cost of deposits in the fourth quarter of 2005 being just 62 basis points.

Southwest has 53% loan to deposit ratio which will provide significant liquidity that we can utilize to fund lending opportunities in all of our

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markets. As we did in our acquisition of Bank of Lodi, we believe there are cost savings opportunities that can reduce Southwest non-interest expense by 42%. We will take out the majority of these expenses at the time of the closing and we will realize the full benefits of the expense reductions over the next year.

We expect the acquisition will be accretive to earnings within the first year of combined operations. This is based on just our expectations for cost savings. Once the acquisition closes we will get a better sense of the revenue enhancements available and will be able to provide updated guidance for our 2006 year.

Finally, as with all of our deals, we expect the transaction to meet our hurdle rate of 15% return on equity in three years.

On Slide 8 you can see a map of our new footprint. With this acquisition we have taken a major step towards our goal of becoming a statewide banking franchise. Southwest Community Bancorp gives us a good foundation in San Diego while also helps us build our presence in Orange and San Bernardino counties and as you know, we’ve always targeted the Inland Empire.

Turning to Slide 9. Following the acquisition the combined bank will have $2.5 billion in assets based on year end numbers and probably around $2.7 billion June numbers. It’ll have $2.2 billion in deposits, $1.7 billion in loans, $259 million in equity and aggregate costs of deposits of 93 basis points using the fourth quarter figures for both companies and we will have 49 branches.

On Slide 10 we’ve shown the favorable impact this acquisition will have on our deposit mix. Non-interest bearing deposits will now represent 43% of our deposit mix which compares with 32% at the end of 2005.

Turning to Slide 11, you can see a breakdown of our combined loan portfolio. The Southwest portfolio is approximately 70% commercial real estate and 30% commercial and industrial loans. On a combined basis this will slightly reduce our commercial real estate concentration and increase our C&I segment.

Finally, on Slide 12 you’ll see the impact our past acquisitions have had on our level of profitability. The benefits we’ve received from our acquisitions of Bank of Orange County and Bank of Lodi in 2004 were the primary drivers of the nearly 3 full percentage point increase in our return on average equity in 2005. We believe we have a good formula for integrating our acquisitions and prudently taking out cost and we expect the acquisition of Southwest Community Bancorp to help us continue enhancing our level of returns over the long term.

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With that, I would now be happy to answer any questions you may have. Operator, please open the call to questions.

Operator	Thank you. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star key followed by the one on your pushbutton phone. If you’d like to decline from the polling process, please press the star followed by the two. You will hear a three tone prompt acknowledging your selection. Your questions will be polled in the order they are received. If you’re using speaker equipment you will need to lift the handset before pressing the numbers. One moment, please, for our first question.

Our first question comes from David Rochester.

R. Bachli	Good morning, David.

D. Rochester	A quick question on the lock box operations. If you could give us color there, any comments on large relationships and potential steps to protect those relationships and preserve them.

R. Bachli	They have two large relationships in one company. Their clearings run upwards of $80 million on average and their balances can go to $200. That is a long time customer and actually we have relationships with the parent of that customer. With our team working together as we do, we believe that frankly the product will be enhanced with some of our technology and with our relationships.

D. Rochester	Sounds good. In terms of the negotiations, were there other companies that were interested and can you give us a sense for what the competition was out there for the deal?

R. Bachli	This was a privately negotiated transaction. This goes back to knowing each other. Well, Frank, you’re there, trusting each.

D. Rochester	Great. Thank you very much.

R. Bachli	Sure.

Operator	Thank you. Our next question comes from Aaron Deer from RBC Capital Markets. Please go ahead.

A. Deer	Good morning, Ron, and congratulations on the deal.

R. Bachli	Thanks.

A. Deer	I wanted to follow up on David’s question with respect to the DDA

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relationships. Can you give us some color on what you might be providing in terms of earnings credits with these customers or any other special loan pricing or anything that would go along with those relationships?

R. Bachli	Well, at this point let’s say it’s nothing out of the ordinary number. This is a commercial bank, like our Bank of Orange County. Those relationships are usually individually priced but again when you look at the overall non-interest expense, those levels are all within the norm.

I don’t want to get into special relationships but each one of those relationships is individually priced but the cost of those relationships is not out of the norm.

A. Deer	Then the SBA seems to be a decent size part of the business there. Do you plan to continue to sell some of that product off in the secondary market or are there plans to keep more of that on the balance sheet? What do you see on that front?

R. Bachli	In SBA generally you want to sell a significant piece of that. It happens to be the way the compensation systems work for SBA PDOs. The good news about their SBA program, actually their SBA people and the people that we have just brought over from Bank of the West which are their top SBA performers in Northern California, they all know each other. So this is quite synergistic for us and in fact we would see their SBA underwriting and servicing group really take over our operation and enhance it.

Basically these guys in the SBA business, they all know each other so it’s putting the team back together. There’s a lot of personal synergies in this that go beyond the combination itself.

A. Deer	Then finally, do you plan to keep the LPOs in Illinois, Utah and Virginia?

R. Bachli	Yes.

A. Deer	Any plans to open additional LPOs in other markets here in California?

R. Bachli	Not at this point. You’ve got to appreciate we’ve just gone through a period of due diligence. Due diligence is much, much briefer than what we use for consolidation and strategic planning forward but clearly we would expect to expand the SBA business.

A. Deer	Thanks very much, and again, congratulations.

Operator	Thank you. Our next question comes from Robert Bohin from KBW. Please go ahead.

R. Bohin	Good morning, gentlemen.

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R. Bachli	Hi, Robert.

R. Bohin	A quick question. You’re expecting 42% cost save. I looked it up, they had an efficiency ratio last year of about 55%.

R. Bachli	Right.

R. Bohin	Where are the cost saves coming in? Is it back office or is it jobs? What are we looking at?

R. Bachli	Well, it’s the back office. But the thing that gives us a leg up, our operating platform and our technology platform is significantly less costly so we get cost saves by we’re able to enhance their technology and at the same time get significant cost saves by operating on our systems but otherwise it comes from people.

What we’re doing is moving Frank from CEO to our Board of Directors. We don’t pay out Board members like we do our top executives.

R. Bohin	Pretty much at the close, we’re looking at June 30th, all the platforms should be switched over immediately?

R. Bachli	Yes. We typically consolidate everything at once. With Bank of Orange County we actually closed that in May and consolidated in July. That was due though to availability of people, it had nothing to do with the systems. Right now we’re targeting to do everything before the end of the second quarter, do all the convergence and integrations.

I’ll tell you, Frank’s going to get an integration due diligence list in the next week that goes for about 15 pages and has 2,300 items on it. We have always in all of our transactions, they’ve all been very cooperative, very synergistic and so the type of integration and training, you know we have different systems than they do, operating systems, we have different BSA and Patriot Act systems. So we’ll be working very close together with all of their people day one until we close.

R. Bohin	Then second question. Their net interest and margin are fairly robust there. Does that continue to improve the margin at Placer?

R. Bachli	Yes.

R. Bohin	That’s due mostly to the DDA?

R. Bachli	Yes.

R. Bohin	Thank you.

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Operator	Thank you. There appear to be no further questions at this time. I’d like to turn the call back over to management for closing comments.

R. Bachli	Folks, thank you very much. Obviously we are very excited. This is an extraordinarily good group of people. In the commercial banking world, it really is people. We will go to a lot of effort in putting our teams together but this is a highly competent and very successful group of people so we’re very excited about it. With that, I thank you for calling in.

Operator	Thank you. Ladies and gentlemen, that does conclude our conference call for today. Thank you for your participation. If you’d like to listen to a replay of today’s conference, please dial 1-800-405-2236 and enter the pass code of 11054285. Thank you and have a great day.

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